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As filed with the Securities and Exchange Commission on June 28, 2013

Registration No. 333-

United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-10

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AGNICO EAGLE MINES LIMITED
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7
(416) 947-1212
(Address and telephone number of Registrant's principal executive offices)

Davies Ward Phillips & Vineberg LLP
900 Third Avenue, 24th Floor
New York, New York 10022
(212) 588-5500
(212) 308-0132 (fax)
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Sean Boyd Agnico Eagle Mines Limited 145 King Street East, Suite 400 Toronto, Ontario, Canada M5C 2Y7 (416) 947-1212	Patricia Olasker, Esq. Davies Ward Phillips & Vineberg LLP 155 Wellington Street West Toronto, Ontario, Canada M5V 3J7 (416) 863-0900

Approximate date of commencement of proposed sale of the securities to the public:
From time to time after the effective date of this Registration Statement.

Province of Ontario, Canada
(Principal jurisdiction regulating this offering)

         It is proposed that this filing shall become effective (check appropriate box):

A.	☐	Upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada)
B.	☒	At some future date (check the appropriate box below)
	1.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).
	2.	☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).
	3.	☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
	4.	☒	after the filing of the next amendment to this Form (if preliminary material is being filed).

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Aggregate Offering Price(3)(4)	Amount of Registration Fee(5)

Debt Securities

Common Shares (no par value)

Warrants

Total	US$500,000,000	US$500,000,000	US$68,200

(1)
There are being registered under this Registration Statement such indeterminate number of common shares, debt securities and warrants of the Registrant, including an indeterminate number of such securities that may be issued upon conversion or exchange of debt securities or exercise of warrants, as shall have an aggregate initial offering price not to exceed US$500,000,000. Any securities registered by this Registration Statement may be sold separately or as units with other securities registered under this Registration Statement. The proposed maximum initial offering price per security will be determined, from time to time, by the Registrant in connection with the sale of the securities under this Registration Statement.

(2)
Includes securities that are to be offered outside the United States but may be resold from time to time in the United States in transactions subject to registration under the Securities Act of 1933, as amended (the "Securities Act").

(3)
In United States dollars or the equivalent thereof in Canadian dollars.

(4)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) of the Securities Act.

(5)
The Registrant previously paid US$58,050 in registration fees to the Commission in connection with the Registration Statement on Form F-10 (File No. 333-174751) filed with the Commission on June 7, 2011, under which no securities were sold. Therefore, pursuant to Rule 457(p) under the Securities Act, registration fees in the amount of US$58,050 already paid by the Registrant are offset against the total registration fee of US$68,200 due for this Registration Statement.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registration Statement shall become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

I-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States.

Prospective investors should be aware that the acquisition of securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the registrant is incorporated or organized under the laws of the Province of Ontario, that some or all of its officers and directors are residents of a foreign country, that some or all of the experts named in the registration statement are residents of a foreign country, and that all or a substantial portion of the assets of the registrant and said persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This short form base shelf prospectus has been filed under legislation in all provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority in Canada or the United States has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of securities only in those jurisdictions where they may lawfully be offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary, Agnico Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov.

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 28, 2013

AGNICO EAGLE MINES LIMITED
Debt Securities
Common Shares
Warrants
US$500,000,000

Agnico Eagle Mines Limited (the "Company") may from time to time offer and issue debt securities, common shares or warrants to purchase debt securities or common shares (collectively, the "Securities"), up to a total price of US$500,000,000 during the 25-month period that this short form base shelf prospectus, including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying shelf prospectus supplements (each, a "Prospectus Supplement").

The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of common shares, the number of shares offered, the offering price and any other specific terms; (ii) in the case of debt securities, the designation of the debt securities, any limit on the aggregate principal amount of the debt securities, whether payment on the debt securities will be senior or subordinated to the Company's other liabilities and obligations, whether the debt securities will be secured by any of the Company's assets or guaranteed by any other person, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, whether any conversion or exchange rights will be attached to the debt securities, whether the Company may redeem the debt securities at its option and any other specific terms; and (iii) in the case of warrants, the designation, number and terms of debt securities or common shares purchasable on the exercise of the warrants, any procedures that will result in adjustment of these numbers, the exercise price, dates and periods of exercise and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be offered for sale.

All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any discounts, commissions or any other compensation payable to underwriters, dealers or agents, and any other material terms of the plan of distribution. See "Plan of Distribution".

The outstanding common shares of the Company are listed on the New York Stock Exchange (the "NYSE") and on the Toronto Stock Exchange (the "TSX") under the symbol "AEM". The outstanding common share purchase warrants of the Company are listed on the TSX under the symbol "AEM.WT.U". The Company's head office and registered office is located at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7.

 ABOUT THIS PROSPECTUS

        Only the information contained or incorporated by reference in this prospectus should be relied upon. The Company has not authorized any other person to provide different information. If anyone provides different or inconsistent information, it should not be relied upon. The Securities offered hereunder may not be offered or sold in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at June 28, 2013. It should be assumed that the information appearing in this prospectus and the documents incorporated by reference herein are accurate only as of their respective dates. The Company's business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus, unless stated otherwise, the "Company", "we", "us" and "our" refer to Agnico Eagle Mines Limited and its consolidated subsidiaries.

        The Company publishes its consolidated financial statements in United States dollars ("US dollars"). Unless otherwise indicated, all references to "$", "US$" or "dollar" in this prospectus refer to US dollars and "C$" refers to Canadian dollars. For information purposes, the noon buying rate in Canadian dollars as reported by the Bank of Canada (the "Noon Buying Rate") on June 27, 2013 was US$1.00 = C$1.048.

        Unless otherwise stated herein, all financial statement data used herein was prepared in accordance with United States generally accepted accounting principles ("US GAAP").

NOTE TO INVESTORS CONCERNING ESTIMATES
OF MINERAL RESERVES AND MINERAL RESOURCES

        The mineral reserve and mineral resource estimates contained in or incorporated by reference in this prospectus have been prepared in accordance with the Canadian Securities Administrators' National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC. However, the definitions in NI 43-101 differ in certain respects from those under Industry Guide No. 7. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. Under the requirements of the SEC, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC does not recognize measures of "mineral resource".

        The mineral reserve figures set out or incorporated by reference herein are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for byproduct metals contained in mineral reserves in its calculation of contained ounces.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

        This prospectus and documents incorporated by reference herein use the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

        This prospectus and documents incorporated by reference herein use the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

        For definitions of the terms used in this section, see the Company's Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Canadian securities regulatory authorities on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the SEC on March 28, 2013, as amended by the Form 20-F/A filed by the Company with the Canadian securities regulatory authorities on SEDAR and the SEC on April 2, 2013 (as amended, the "Form 20-F").

NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This prospectus and the documents incorporated by reference herein include certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data disclosed by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP, and these measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of "total cash costs per ounce" and "minesite costs per tonne" to the figures set out in the consolidated financial statements prepared in accordance with US GAAP is set out (i) in respect of the data for the year ended December 31, 2012, in management's discussion and analysis of financial condition and results of operation of the Company in respect of the year ended December 31, 2012 under the caption "Results of Operations — Production Costs" and (ii) in respect of the three-month period ended March 31, 2013, in management's discussion and analysis of financial condition and results of operation of the Company in respect of the three months ended March 31, 2013 under the caption "Results of Operations — Production Costs", each of which is incorporated by reference into this prospectus. This prospectus and the documents incorporated by reference herein also contain information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne for projects currently in production and for projects under development. The estimates of total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its projects and, consistent with the reconciliation provided, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

 PROSPECTUS SUMMARY

        The following information is a summary only and is to be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing elsewhere in this prospectus and in the documents incorporated by reference herein. Capitalized terms used but not defined in this summary have the respective meanings ascribed thereto elsewhere in this prospectus. Unless otherwise indicated, the statistical, operating and financial information contained in this prospectus is presented as at June 28, 2013.

 The Company

        The Company is an established Canadian based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced approximately 9.0 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. The Company has spent approximately $3.4 billion on mine development over the last five years. Through this development program, the Company transformed itself from a regionally focused, single-mine producer to a multi-mine international gold producer with five operating, 100% owned mines, two mine development projects, one advanced exploration project and 78 other projects. The Company plans to pursue opportunities for growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe. As at December 31, 2012, on a contained gold ounces basis, the gold reserves of the Company were 18.68 million ounces (184 million tonnes grading on average 3.16 grams of gold per tonne).

        In 2012, the Company produced 1,043,811 ounces of gold at total cash costs per ounce of $640 net of revenues from byproduct metals. For 2013, the Company expects to produce between 970,000 and 1,010,000 ounces of gold at a total cash cost per ounce of gold produced of between $735 and $785 net of byproduct revenue. These expected higher total cash costs per ounce compared to 2012 reflect the higher proportion of production expected to come from the Meadowbank mine, which has higher total cash costs per ounce than the Company's average; higher costs associated with the transition to underground mining operations at the Pinos Altos mine and the Kittila mine; and increased production from the Company's mines that do not contain byproduct metals, revenue from which reduces total cash costs per ounce. In addition, the higher total cash costs per ounce also reflects the increased labour, shipping and transportation costs. The Company expects its all-in sustaining costs for 2013 to be approximately $1,110 per ounce of gold. During the three-month period ended March 31, 2013, the Company produced 236,975 ounces of gold at total cash costs per ounce of $740 net of revenues from byproduct metals. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

Recent Developments

  Operating Updates

        Development activities at the M and E Zones at the Goldex mine project in Quebec have advanced ahead of schedule, resulting in anticipated commencement of production in the fourth quarter of 2013, approximately two quarters ahead of previous estimates.

        The Company has also announced that it anticipates commissioning the La India mine project late in the fourth quarter of 2013, with commercial production anticipated in the first quarter of 2014, approximately one quarter ahead of schedule.

        In March 2013, leaching resumed on the Phase 2 leach pad at the Creston Mascota operation at Pinos Altos approximately one month ahead of schedule. The Company expects a gradual ramp-up of production at Creston Mascota over the remainder of 2013.

        Upon commencement of a planned 40-day maintenance shutdown of the Kittila mill during the second quarter of 2013, a comprehensive assessment of the autoclave determined that additional maintenance was required, including a complete relining of all layers inside the autoclave. Maintenance work is complete and the Company is restarting operation of the autoclave. The Company estimates that the extended shutdown will result in a reduction of approximately 10,000 to 15,000 ounces of gold in 2013. The impact of the shutdown on total cash costs per ounce at Kittila is expected to be approximately $10 per ounce.

  Recent Acquisitions

        On March 22, 2013, the Company purchased from treasury 9,600,000 units of ATAC Resources Ltd. ("ATAC") for total consideration of C$12,960,000. Each unit is comprised of one common share of ATAC and one-half of one common share purchase warrant. On closing of the transaction, the Company held 8.48% of ATAC's issued and outstanding common shares, or 12.21% of ATAC's common shares on a partially-diluted basis.

        On April 12, 2013, the Company purchased from treasury 26,966,292 units of Sulliden Gold Corporation Ltd. ("Sulliden") for total consideration of C$24,000,000. Each unit is comprised of one common share of Sulliden and 0.7 of one common share purchase warrant. On closing of the transaction, the Company held 9.96% of Sulliden's issued and outstanding common shares, or 15.83% of Sulliden's common shares on a partially-diluted basis.

        On April 26, 2013, the Company purchased from treasury 6,250,000 units of Kootenay Silver Inc. ("Kootenay") for total consideration of C$4,750,000. Each unit is comprised of one common share of Kootenay and one-half of one common share purchase warrant. On closing of the transaction, the Company held 9.96% of Kootenay's issued and outstanding common shares, or 14.23% of Kootenay's common shares on a partially-diluted basis.

        On May 16, 2013, the Company completed its acquisition of all of the issued and outstanding common shares of Urastar Gold Corp. ("Urastar") pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia). Under the terms of the arrangement, each shareholder of Urastar received C$0.25 per common share and holders of unexercised in-the-money warrants of Urastar received C$0.15 per warrant, for aggregate consideration of C$10,302,500. Urastar is now a wholly-owned subsidiary of Agnico Eagle.

        On May 28, 2013, the Company purchased 7,500,000 units of Probe Mines Limited ("Probe") for total consideration of C$11,250,000. Each unit is comprised of one common share of Probe and three-quarters of one common share purchase warrant. On closing of the transaction, the Company held 9.94% of Probe's issued and outstanding common shares, or 16.19% of Probe's common shares on a partially-diluted basis.

  Payment of Quarterly Dividend

        On June 17, 2013, the Company paid a quarterly cash dividend of $0.22 per common share to shareholders of record as of June 3, 2013.

  Name Change

        On April 26, 2013, the shareholders of the Company approved the removal of the hyphen from the Company's name and the Company effected the name change under the Business Corporations Act (Ontario). The Company believes that the new name aligns with its re-branding initiative.

  United States Class Action

        On November 7, 2011 and November 22, 2011, the Company and certain current and former senior officers or directors were named as defendants in two putative class action lawsuits, styled Jerome Stone v. Agnico-Eagle Mines Ltd., et al., and Chris Hastings v. Agnico-Eagle Mines Limited, et al., respectively, which were filed in the United States District Court for the Southern District of New York. On February 6, 2012, the Court ordered that the two complaints be consolidated under the caption In re Agnico-Eagle Mines Ltd. Securities Litigation, and

lead counsel was appointed. On April 6, 2012, a Consolidated Complaint was issued against the Company and certain of its current and former senior officers and directors. The Consolidated Complaint alleges that the Company had violated federal securities law in connection with its disclosure related to the Goldex mine. The Consolidated Complaint seeks, among other things, damages on behalf of persons who purchased or acquired securities of the Company during the period July 28, 2010 to October 19, 2011. The Consolidated Complaint has not been certified as a class action, and the Company intends to vigorously defend it. On January 14, 2013, Judge Oetken granted the Company's motion to dismiss the Consolidated Complaint and all claims therein and denied the plaintiffs' request for leave to amend the Consolidated Complaint. On February 12, 2013, the plaintiffs filed a Notice of Appeal to the United States Court for Appeals for the Second Circuit. No date has been set for the appeal.

  Ontario Class Action

        On March 8, 2012 and April 10, 2012, a Notice of Action and Statement of Claim (collectively, the "Ontario Claim") were issued by William Leslie, AFA Livforsakringsaktiebolag and certain other entities against the Company and certain of its current and former officers and directors. On September 27, 2012, the plaintiffs issued a Fresh as Amended Statement of Claim. The Fresh as Amended Statement of Claim alleges that the Company's public disclosure concerning water flow issues at its Goldex mine was misleading. The Ontario Claim was issued by the plaintiffs on behalf of all persons and entities who acquired securities of the Company during the period March 26, 2010 to October 19, 2011, excluding persons resident or domiciled in the Province of Quebec at the time they purchased or acquired such securities. The plaintiffs seek, among other things, damages of C$250 million and to certify the Ontario Claim as a class action. On April 17, 2013 an Order was granted on consent certifying a class action proceeding and granting leave for the claims under Section 138 of the Securities Act (Ontario) to proceed. The Company intends to vigorously defend the action on the merits.

  Quebec Class Action

        On April 12, 2012, two senior officers of the Company were served with a Motion for Leave to Institute a Class Action and for the Appointment of a Representative Plaintiff (the "Quebec Motion"). The action is on behalf of all persons and entities with fewer than 50 employees resident in Quebec who acquired securities of the Company between March 26, 2010 and October 19, 2011. The proposed class action is for damages of C$100 million arising as a result of allegedly misleading disclosure by the Company concerning its operations at the Goldex mine. On October 15, 2012, the plaintiffs served an amended Quebec Motion seeking leave to commence an action under the Securities Act (Quebec) in addition to seeking authorization to institute a class action. No date has been set for the hearing to argue the Quebec Motion. The Company intends to vigorously contest the Quebec Motion and defend the claim.

FORWARD-LOOKING STATEMENTS

        The information contained in this prospectus has, unless otherwise specified, been prepared as of June 28, 2013 and, unless otherwise specified, the information contained in the documents incorporated by reference herein has been prepared as of the respective dates of such documents. Certain statements contained in this prospectus and in the documents incorporated by reference in this prospectus, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this prospectus and the documents incorporated by reference herein include, but are not limited to, the following:

  •
  the Company's outlook for 2013 and future periods;

  •
  statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices;

  •
  anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company;

  •
  estimates of future mineral production and sales;

  •
  estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne and other expenses;

  •
  estimates of future capital expenditures, exploration expenditures and other cash needs, and expectations as to the funding thereof;

  •
  statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto;

  •
  estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results;

  •
  estimates of cash flow;

  •
  estimates of mine life;

  •
  anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects;

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  estimates of future costs and other liabilities for environmental remediation;

  •
  statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company; and

  •
  other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of the Company upon which the forward-looking statements in this prospectus and the documents incorporated by reference in this prospectus are based, and which may prove to be incorrect, include, but are not limited to, the assumptions set out in this prospectus, as well as: that there are no significant disruptions affecting the Company's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, mining or milling issues, political changes, title issues or otherwise; that permitting, development and expansion at each of the Company's mines and mine development projects proceed on a basis consistent with current expectations, and that the Company does not change its plans relating to such projects; that the exchange rates between the Canadian dollar, euro, Mexican peso and the dollar will be approximately consistent with current levels or as set out in this prospectus; that prices for gold, silver, zinc, copper and lead will be consistent with the Company's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with the Company's current expectations; that production meets expectations; that the Company's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect the Company.

        The forward-looking statements in this prospectus reflect the Company's views as at the date of this prospectus and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. For a more detailed discussion of such risks, uncertainties and material factors or assumptions underlying these forward-looking statements, see "Risk Factors" in this prospectus, in the Form 20-F, as well as in the Company's other filings with the Canadian Securities Administrators and the SEC. Given these uncertainties, investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This prospectus and the documents incorporated by reference herein contain information regarding anticipated total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. Investors are cautioned that this information may not be suitable for other purposes.

RISK FACTORS

        An investment in the Securities involves certain risks. Before making an investment decision, prospective purchasers should carefully consider all of the information in this prospectus and the documents incorporated by reference herein, including the relevant Prospectus Supplement, and, in particular, should evaluate the risk factors set forth under the heading "Risk Factors" in the Form 20-F. The risks described therein are not the only ones facing the Company. Additional risks not currently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations.

 THE COMPANY

Overview of the Company

        The Company is an established Canadian based international gold producer with mining operations in northwestern Quebec, northern Mexico, northern Finland and Nunavut and exploration activities in Canada, Europe, Latin America and the United States. The Company's operating history includes over three decades of continuous gold production primarily from underground operations. Since its formation in 1972, the Company has produced approximately 9.0 million ounces of gold.

        The Company's strategy is to focus on the continued exploration, development and expansion of its properties, all of which are located in politically stable jurisdictions. The Company has spent approximately $3.4 billion on mine development over the last five years. Through this development program, the Company transformed itself from a regionally focused, single-mine producer to a multi-mine international gold producer with five operating, 100% owned mines, two mine development projects, one advanced exploration project and 78 other projects. The Company plans to pursue opportunities for growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining businesses in the Americas and Europe. As at December 31, 2012, on a contained gold ounces basis, the gold reserves of the Company were 18.68 million ounces (184 million tonnes grading on average 3.16 grams of gold per tonne).

        In 2012, the Company produced 1,043,811 ounces of gold at total cash costs per ounce of $640 net of revenues from byproduct metals. For 2013, the Company expects to produce between 970,000 and 1,010,000 ounces of gold at a total cash cost per ounce of gold produced of between $735 and $785 net of byproduct revenue. These expected higher total cash costs per ounce compared to 2012 reflect the higher proportion of production expected to come from the Meadowbank mine, which has higher total cash costs per ounce than the Company's average; higher costs associated with the transition to underground mining operations at the Pinos Altos mine and the Kittila mine; and increased production from the Company's mines that do not contain byproduct metals, revenue from which reduces total cash costs per ounce. In addition, the higher total cash costs per ounce also reflects the increased labour, shipping and transportation costs. During the three-month period ended March 31, 2013, the Company produced 236,975 ounces of gold at total cash costs per ounce of $740 net of revenues from byproduct metals. The Company has traditionally sold all of its production at the spot price of gold due to its general policy not to sell forward its future gold production.

        The Company expects its all-in sustaining costs for 2013 to be approximately $1,110 per ounce of gold. All-in sustaining costs is a non-GAAP measure. The Company calculates all-in sustaining costs as the sum of total cash costs (net of byproduct credits), sustaining capital expense, corporate, general and administrative expense (net of stock option expense) and exploration expense divided by the number of ounces produced. The Company's methodology for calculating all-in sustaining costs may not be similar to methodology used by other gold producers that disclose all-in sustaining costs. The Company may change the methodology it uses to calculate all-in sustaining costs in the future, including in circumstances where the World Gold Council adopts formal industry guidelines regarding this measure.

        The Company operates through four segments: Canada, Europe, Latin America and Exploration.

        The Canadian Segment is comprised of the Company's operations in the Province of Quebec and the Nunavut Territory. The Company's Quebec properties include the LaRonde mine, the Lapa mine and the Goldex mine project, each of which is held directly by the Company. In 2012, the Quebec properties accounted for approximately 25% of the Company's gold production, comprised of approximately 15% from the LaRonde mine and approximately 10% from the Lapa mine. The Company anticipates that its Quebec properties will account for approximately 29% of the Company's gold production in 2013, of which 18%, 10% and 1% of the Company's gold production will come from the LaRonde mine, the Lapa mine and the Goldex mine project, respectively.

        The Company's Nunavut properties are comprised of the Meadowbank mine and the Meliadine project, which are both held directly by the Company. In 2012, the Meadowbank mine accounted for approximately 35% of the Company's gold production and the Company anticipates that in 2013 the Meadowbank mine will account for approximately 35% of the Company's gold production.

        The Company's operations in the European Segment are conducted through its indirect subsidiary, Agnico Eagle Finland Oy, which owns the Kittila mine in Finland. In 2012, the Kittila mine accounted for approximately 17% of the Company's gold production and the Company anticipates that in 2013 the Kittila mine will again account for approximately 17% of the Company's gold production.

        In the Latin American Segment, the Company's mining operations at Pinos Altos are conducted through its subsidiary, Agnico Eagle Mexico, S.A. de C.V., which owns the Pinos Altos mine, including the Creston Mascota deposit. The La India mine project is owned by the Company's indirect subsidiary, Agnico Sonora, S.A. de C.V. In 2012, the Pinos Altos mine accounted for approximately 23% of the Company's gold production and the Company anticipates that in 2013 the Pinos Altos mine will account for approximately 19% of the Company's gold production.

        The Exploration Segment includes the Company's grassroots exploration operations in the United States, the European exploration office, the Canadian exploration offices and the Latin American exploration office. In addition, the Company has international exploration offices in Reno, Nevada and Vancouver, Canada.

        The Company's executive and registered office is located at 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7; telephone: (416) 947-1212; website: http://www.agnicoeagle.com. The information contained on the website is not part of this prospectus.

Proven and Probable Reserves

        Set out below are the Company's published proven and probable mineral reserves as estimated under NI 43-101. Mineral reserves and mineral resources at each of the Company's properties are estimated as at December 31, 2012. The assumptions used for the 2012 mineral reserves and resources estimates for the Lapa, Goldex, Meadowbank, Meliadine and Creston Mascota properties reported by the Company in this prospectus were based on three-year average prices for the period ending December 31, 2012 of $1,490 per ounce of gold, $29.00 per ounce of silver, $0.95 per pound of zinc, $3.67 per pound of copper, $1.00 per pound of lead and exchange rates of C$1.00 per $1.00, 12.75 Mexican pesos per $1.00 and $1.34 per €1.00. The assumptions used for the 2012 mineral reserves and resources estimates for the LaRonde, Kittila, Pinos Altos, La India and Tarachi properties reported by the Company in this prospectus used more conservative metal price assumptions of $1,345 per ounce of gold, $25.00 per ounce of silver, $0.95 per pound of zinc, $3.49 per pound of copper, $0.99 per pound of lead and exchange rates of C$1.00 per $1.00, 13.00 Mexican pesos per $1.00 and $1.30 per €1.00. For information regarding the estimation of the Company's mineral reserves and mineral resources, see "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserves and Mineral Resources" in the Form 20-F and "Note to Investors Concerning Estimates of Mineral Reserves and Mineral Resources" in this prospectus.

Property	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Proven Reserves
LaRonde mine (underground)	6,323,000	2.96	602,000
Lapa mine (underground)	1,129,000	6.25	227,000
Goldex mine project (underground)	59,000	1.70	3,000
Kittila mine (open pit)	272,000	4.30	38,000
Kittila mine (underground)	1,189,000	4.66	178,000
Kittila mine total proven	1,461,000	4.59	216,000
Pinos Altos mine (open pit)	457,000	0.93	14,000
Pinos Altos mine (underground)	2,610,000	2.82	237,000
Pinos Altos mine total proven	3,067,000	2.54	250,000
Meadowbank mine (open pit)	1,764,000	1.56	88,000
Meliadine project (open pit)	34,000	7.31	8,000

Total Proven Reserves	13,836,000	3.13	1,394,000

Property	Tonnes	Gold Grade (g/t)	Contained Gold (oz)
Probable Reserves
LaRonde mine (underground)	22,462,000	4.99	3,604,000
Bousquet (open pit)	2,943,000	1.88	178,000
Lapa mine (underground)	939,000	5.58	168,000
Goldex mine project (underground)	6,936,000	1.55	346,000
Kittila mine (open pit)	182,000	3.51	21,000
Kittila mine (underground)	31,480,000	4.49	4,547,000
Kittila mine total probable	31,662,000	4.49	4,567,000
Pinos Altos mine (open pit)	15,692,000	1.75	884,000
Pinos Altos mine (underground)	19,382,000	2.54	1,580,000
Pinos Altos mine total probable	35,074,000	2.18	2,464,000
La India mine project (open pit)	33,457,000	0.72	776,000
Meadowbank mine (open pit)	23,560,000	2.91	2,206,000
Meliadine project (open pit)	5,172,000	5.85	973,000
Meliadine project (underground)	8,094,000	7.71	2,006,000
Meliadine project total probable	13,266,000	6.98	2,979,000
Total Probable Reserves	170,300,000	3.16	17,286,000

Total Proven and Probable Reserves	184,136,000	3.16	18,681,000

Note:  Complete information on the verification procedures, quality assurance program, quality control procedures, parameters and methods and other factors that may materially affect scientific and technical information presented in this prospectus and definitions of certain terms used herein may be found in: the Form 20-F under the captions "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserves and Mineral Resources" and "Item 4 Information on the Company — Property, Plant and Equipment — Glossary of Selected Mining Terms"; the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project, Cadillac Township, Quebec, Canada filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006; the Technical Report on Production of the M and E Zones at Goldex Mine dated October 14, 2012 filed with the Canadian securities regulatory authorities on SEDAR on November 1, 2012; the Technical Report on the December 31, 2009, Mineral Resource and Mineral Reserve Estimate and the Suuri Extension Project, Kittila Mine, Finland, filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on the Mineral Resources and Reserves as of December 31, 2008 filed with the Canadian securities regulatory authorities on SEDAR on March 25, 2009; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico, dated August 31, 2012, filed with the Canadian securities regulatory authorities on SEDAR on October 12, 2012; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012; and the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate, Meliadine Gold Project, Nunavut, Canada filed with the Canadian securities regulatory authorities on SEDAR on March 8, 2011.

Key Operating Strengths

        The Company believes that it has a number of key operating strengths that provide distinct competitive advantages.

        Growth Profile.    The Company has a proven track record of increasing production capacity through a combination of acquisitions, operational improvements, expansions and development. The suspension of mining operations at the Goldex mine in October 2011 had a negative impact on the growth profile, however, the Company anticipates production of between 970,000 and 1,010,000 ounces of gold in 2013, including gold production that is expected with the commencement of production at the Goldex and La India mine projects in the fourth quarter of 2013 and the first quarter of 2014, respectively. Over the last five years, the Company has spent approximately $3.4 billion on the development of five new mines and the significant extension of the LaRonde mine at depth. Future capital expenditures are expected to be primarily for incremental expansion projects and exploration and development of the La India and Goldex mine projects and the Meliadine project.

        Operations in Mining-Friendly Regions.    The Company and its predecessors have almost four decades of continuous gold production experience and expertise in metals mining. The Company's operations and exploration and development projects are located in regions that the Company believes are supportive of the mining industry. The Company's LaRonde and Lapa mines and Goldex mine project are located in the Abitibi region of northwestern Quebec, one of North America's principal gold-producing regions. The Company's Kittila mine in northern Finland, Pinos Altos mine and La India mine project in northern Mexico and Meadowbank mine and Meliadine project in Nunavut are also located in regions which the Company believes are supportive of the mining industry.

        Strong Operating Base.    Through its acquisition, exploration and development program, the Company has been transformed from a regionally focused, single mine producer to a multi-mine international gold producer with five operating, 100% owned mines. The Company's operations at its existing mines provide a strong base for additional mineral reserve and production development at these properties and for the development of its mines and growth projects in Nunavut, Finland, Mexico and the Abitibi region. The experience gained through building and operating the LaRonde mine has assisted with the Company's development of its other mine projects. In addition, the extensive infrastructure associated with the LaRonde mine supports the nearby Lapa mine and the Goldex mine project. Experience gained at the Meadowbank mine in Nunavut is assisting with the Company's permitting and exploration work at the Meliadine project 290 kilometres away. Similarly, experience building and operating the Pinos Altos mine in Chihuahua, Mexico has assisted the Company's efforts to develop the La India mine project 70 kilometres away in Sonora, Mexico.

        Highly Experienced Management Team.    The members of the Company's senior management team have an average of over 22 years of experience in the mining industry. Management's significant experience has underpinned the Company's historical growth and provides a solid base upon which to expand the Company's operations.

        Based on these strengths, the Company's corporate strategy is to grow production and reserves in mining-friendly regions.

Growth Strategy

        Optimize and Further Expand Operations.    The Company continues to focus its resources and efforts on the exploration and development of its properties in Quebec, Nunavut, Finland and Mexico with a view to increasing gold mineral reserves and annual gold production.

        Leverage Mining Experience.    The Company believes it can benefit not only from the existing infrastructure at its mines but also from the geological knowledge that it has gained in mining and developing its properties. The Company's strategy is to capitalize on its mining expertise to exploit fully the potential of its properties.

        Maintain or Expand Gold Reserves.    The Company is conducting drilling programs at all of its properties with a goal of maintaining or increasing its gold reserves. Since December 31, 2007, on a contained gold ounces basis, the Company has increased its reserves by 12% to 18.68 million ounces (184 million tonnes grading on average 3.16 grams of gold per tonne), including the replacement of 3.34 million ounces of gold produced during that period and 1.43 million ounces of reserves that were reclassified as resources in connection with the suspension of mining operations at the GEZ deposit at Goldex.

        Growth Through Primary Exploration and Acquisitions.    The Company's growth strategy has been to pursue the expansion of its development base through the acquisition of additional properties in the Americas and Europe. Historically, the Company's producing properties have resulted from a combination of investments in advanced exploration companies and primary exploration activities. By investing in pre-development stage companies, the Company believes that it has been able to acquire control of projects at favourable prices and reasonable valuations. The Company plans to pursue opportunities for potential growth in gold production and gold reserves through the prudent acquisition or development of exploration properties, development properties, producing properties and other mining business in the Americas and Europe.

CONSOLIDATED CAPITALIZATION

        There have been no material changes in the Company's share and loan capital, on a consolidated basis, since March 31, 2013, the date of the Company's most recently filed financial statements.

 USE OF PROCEEDS

        Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including to fund potential future acquisitions and capital expenditures. Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

        All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company's general funds, unless otherwise stated in the applicable Prospectus Supplement.

PRIOR SALES

        During the 12-month period prior to the date of this prospectus, the Company has issued common shares, or securities convertible into common shares, as follows:

Month of Issuance	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
June 2012	11,500	37.05	Exercise of Options
	103,502	US$37.83	Shares issued under the Dividend Reinvestment Plan
	176	US$39.82	Shares issued under the Dividend Reinvestment Plan
	1,022	41.21	Shares issued under the Dividend Reinvestment Plan
	124,303	41.42	Shares issued under Employee Share Purchase Plan
	4,702	US$40.32	Shares issued under Employee Share Purchase Plan
July 2012	3,000	37.05	Exercise of Options
	6,000	43.39	Option grant
August 2012	82,000	37.05	Exercise of Options
September 2012	1,000	35.27	Exercise of Options
	38,975	37.05	Exercise of Options
	250	39.46	Exercise of Options
	136,608	US$45.96	Shares issued under the Dividend Reinvestment Plan
	10	US$48.38	Shares issued under the Dividend Reinvestment Plan
	163	47.73	Shares issued under the Dividend Reinvestment Plan
	103,989	49.78	Shares issued under Employee Share Purchase Plan
	3,413	US$50.72	Shares issued under Employee Share Purchase Plan
October 2012	36,300	37.05	Exercise of Options
November 2012	52,750	37.05	Exercise of Options
	500	39.46	Exercise of Options
	104,250	54.42	Exercise of Options
December 2012	4,000	33.26	Exercise of Options
	26,500	37.05	Exercise of Options
	51,500	54.42	Exercise of Options
	97,173	US$51.84	Shares issued under the Dividend Reinvestment Plan
	27	US$54.57	Shares issued under the Dividend Reinvestment Plan
	196	54.12	Shares issued under the Dividend Reinvestment Plan
	105,743	50.79	Shares issued under Employee Share Purchase Plan
	3,910	US$51.01	Shares issued under Employee Share Purchase Plan
	27	41.42	Shares issued under Employee Share Purchase Plan
January 2013	203,000	37.05	Exercise of Options
	500	43.39	Exercise of Options
	2,803,000	52.13	Option grant
	409,790	48.25	Restricted Share Unit grant
February 2013	2,000	37.05	Exercise of Options
	12,763	40.84	Restricted Share Unit grant

Month of Issuance	Number of Securities Issued	Issue/Exercise Price (C$)	Reason for Issuance
March 2013	1,000	35.27	Exercise of Options
	6,000	37.05	Exercise of Options
	211,537	US$38.18	Shares issued under the Dividend Reinvestment Plan
	90	US$40.19	Shares issued under the Dividend Reinvestment Plan
	204	41.08	Shares issued under the Dividend Reinvestment Plan
	141,898	41.21	Shares issued under Employee Share Purchase Plan
	5,626	US$40.44	Shares issued under Employee Share Purchase Plan
	3,910	40.80	Restricted Share Units purchased through the Dividend Reinvestment Plan
April 2013	1,000	37.05	Exercise of Options
May 2013	Nil	N/A	N/A
June 2013 (to June 27, 2013)	217,656	US$29.08	Shares issued under the Dividend Reinvestment Plan
	65	US$30.61	Shares issued under the Dividend Reinvestment Plan
	1,181	32.00	Shares issued under the Dividend Reinvestment Plan

        In addition, on July 24, 2012, the Company issued by way of private placement $200.0 million aggregate principal amount of guaranteed senior unsecured notes consisting of $100 million 4.87% Series A senior notes due 2022 and $100 million 5.02% Series B senior notes due 2024.

TRADING PRICE AND VOLUME OF COMMON SHARES AND WARRANTS

        The Company's common shares are listed and traded in Canada on the TSX and in the United States on the NYSE.

        The following table sets forth the high and low sale prices and the average daily trading volume for the Company's common shares on the TSX since June 1, 2012.

Month	High (C$)	Low (C$)	Average Daily Volume
June 2012	43.98	39.46	1,124,404
July 2012	44.88	36.38	856,104
August 2012	47.75	42.55	635,614
September 2012	51.80	46.15	973,488
October 2012	56.98	49.39	605,285
November 2012	56.99	50.70	566,203
December 2012	56.18	49.25	710,244
January 2013	52.97	45.63	543,251
February 2013	46.90	39.20	554,355
March 2013	42.58	38.55	615,670
April 2013	41.78	30.69	966,601
May 2013	33.70	28.50	733,877
June 2013 (to June 27, 2013)	34.41	26.18	806,627

Source: TSX Datalinx

        The following table sets forth the high and low sale prices and the average daily trading volume for the Company's common shares on the NYSE since June 1, 2012.

Month	High ($)	Low ($)	Average Daily Volume
June 2012	43.22	38.10	2,418,142
July 2012	44.70	35.77	1,956,779
August 2012	48.44	42.45	1,757,900
September 2012	53.12	46.71	2,078,188
October 2012	56.99	50.43	1,362,656
November 2012	57.35	50.45	1,552,130
December 2012	56.50	49.81	1,501,669
January 2013	53.78	45.53	1,324,473
February 2013	46.99	38.52	1,352,477
March 2013	41.57	37.55	1,515,895
April 2013	41.08	30.36	2,168,343
May 2013	32.76	27.66	1,874,144
June 2013 (to June 27, 2013)	33.56	25.00	1,864,697

Source: Bloomberg

        On June 27, 2013 the closing price of the common shares was C$26.54 on the TSX and $25.39 on the NYSE. The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, Toronto, Ontario.

        The following table sets forth the high and low sale prices and average daily trading volume for the Company's common share purchase warrants (the "Warrants") on the TSX since June 1, 2012.

Month	High ($)	Low ($)	Average Daily Volume
June 2012	6.53	4.50	12,034
July 2012	6.66	3.50	13,468
August 2012	8.77	6.00	6,970
September 2012	11.20	8.08	12,998
October 2012	13.00	9.50	5,482
November 2012	13.35	9.35	8,837
December 2012	12.87	8.70	10,114
January 2013	10.98	5.40	6,489
February 2013	5.60	2.35	11,248
March 2013	3.31	2.15	4,696
April 2013	2.75	0.64	13,478
May 2013	0.85	0.43	7,198
June 2013 (to June 27, 2013)	0.75	0.36	3,863

Source: TSX Datalinx

        On June 27, 2013, the closing price of the Warrants was $0.45 on the TSX. The registrar and transfer agent for the Warrants is Computershare Trust Company of Canada, Toronto, Ontario.

 EARNINGS COVERAGE

        In accordance with the requirements of the Canadian Securities Administrators, the following consolidated earnings coverage ratios have been calculated for the 12-month periods ended March 31, 2013 and December 31, 2012 and give effect to the issuance of all long-term debt of the Company and repayment or redemption thereof since those dates. The earnings coverage ratios set forth below do not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratios and interest requirements do not give effect to the issuance of any debt securities that may be issued pursuant to this prospectus and any Prospectus Supplement, since the aggregate principal amounts and the terms of such debt securities are not currently known. The information presented herein for the 12-month period ended March 31, 2013 is based on unaudited financial information.

	12 Months Ended March 31, 2013	12 Months Ended December 31, 2012
Interest requirements(1)	$48,098	$47,347
Earnings before interest expense and taxes(1)	$433,595	$493,028
Earnings coverage	9.0	10.4

Note:

(1)
In thousands of U.S. dollars.

        If the Company offers any debt securities having a term to maturity in excess of one year under this prospectus and a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Common Shares

        The authorized capital of the Company consists of an unlimited number of common shares, of which 173,087,426 were issued and outstanding as of June 27, 2013. All outstanding common shares of the Company are fully paid and non-assessable. The holders of the common shares are entitled to one vote per share at meetings of shareholders and to receive on a pro rata basis dividends if, as and when declared by the directors of the Company. In the event of voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution would be distributed rateably to the holders of the common shares. Holders of the common shares of the Company have no pre-emptive, redemption, exchange or conversion rights. The Company may not create any class or series of shares or make any modification to the provisions attaching to the Company's common shares without the affirmative vote of two-thirds of the votes cast by the holders of the common shares.

Warrants

        The Company issued the Warrants as part of a private placement on December 3, 2008. Effective April 4, 2009, the Warrants were amended and are governed by a warrant indenture (the "Indenture") between the Company and Computershare Trust Company of Canada, as trustee (the "Trustee").

        Each whole Warrant entitles the holder to purchase one common share of the Company at a price of $47.25, subject to adjustment as summarized below. The Warrants are exercisable at any time prior to 4:30 p.m. (Eastern Standard Time) on December 2, 2013, after which the Warrants will expire and become void and of no effect. Warrants may be surrendered for exercise or transfer at the principal office of the Trustee in Toronto.

        The Indenture provides for adjustment in the number of common shares issuable on the exercise of the Warrants and/or the exercise price per Warrant on the occurrence of certain events, including:

  (a)
  the declaration of a dividend or making of a distribution on the common shares payable in common shares or securities exchangeable for or convertible into common shares without payment of additional consideration to the holders of the common shares in proportion to their respective ownership of common shares;

  (b)
  the subdivision, consolidation or change of the outstanding common shares into a different number of common shares;

  (c)
  the fixing of a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the common shares under which such holders are entitled, during a period expiring not more than 45 days after such record date, to subscribe for or purchase common shares, or securities exchangeable for or convertible into common shares without payment of additional consideration at a price per share of less than 95% of the Current Market Price (as defined in the Indenture) on such record date; and

  (d)
  the fixing of a record date for the issuance or distribution to all or substantially all of the holders of the common shares of securities of the Company (including rights, options or warrants to purchase any securities of the Company), evidence of the Company's indebtedness or any property or assets (including cash or shares of any other corporation but excluding any dividends paid in accordance with a dividend policy established by the board of directors of the Company) and such issuance or distribution does not constitute an event listed in (a) to (c) above.

        The Indenture also provides for adjustment in the class and/or number of securities issuable on the exercise of the Warrants and/or exercise price per security in the event of the following additional events: (i) a reorganization, reclassification or other change of the common shares into other securities; (ii) a consolidation, amalgamation, arrangement or merger of the Company with or into another entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the common shares or a change of the common shares into other shares); (iii) an exchange of common shares for other shares or other securities or property, including cash, pursuant to the exercise of a statutory compulsory acquisition right; or (iv) a sale, conveyance or transfer (other than to a subsidiary of the Company) of the Company's undertakings or assets as an entirety or substantially as an entirety to another corporation or other entity or the completion of a take-over bid (as such term is defined under the Securities Act (Ontario)) resulting in the offeror, together with any persons acting jointly or in concert with the offeror, holding at least two-thirds of the then outstanding common shares in which the holders of common shares are entitled to receive shares, other securities or property, including cash.

        No adjustment in the exercise price or the number of common shares purchasable on the exercise of the Warrants will be required to be made unless the cumulative effect of such adjustment or adjustments would change the exercise price by at least one percent or the number of common shares purchasable on exercise by at least one one-hundredth of a share; provided however, that any such adjustment that is not made will be carried forward and taken into account in any subsequent adjustment.

        The Company covenanted in the Indenture that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of any event that requires or may require an adjustment in any of the exercise rights pursuant to any of the Warrants at least ten days prior to the record date or effective date, as the case may be, of such event.

        No fractional common shares will be issuable on the exercise of any Warrants. The Company will not pay cash or other consideration to the holder of a Warrant in lieu of fractional common shares. Except as expressly provided in the Indenture or in the Warrants, holders of Warrants will not have any voting rights or any other rights that a holder of common shares would have (including, without limitation, the right to receive notice of or to attend meetings of shareholders or any right to receive dividends or other distributions). Holders of Warrants will have no pre-emptive rights to acquire securities of the Company.

        From time to time, the Company and the Trustee, without the consent of the holders of Warrants, may amend or supplement the Indenture for certain purposes, including curing defects or inconsistencies or making any change that, in the opinion of the Trustee, does not prejudice the rights of the Trustee or the holders of the Warrants. Any amendment or supplement to the Indenture that prejudices the interests of the holders of the Warrants may only be made by "extraordinary resolution", which is defined in the Indenture as a resolution either (i) passed at a meeting of the holders of Warrants at which there are holders of Warrants present in person or represented by proxy representing at least 25% of the then outstanding Warrants (at least 50% for any amendment that would increase the exercise price per security, decrease the number of securities issuable upon the exercise of Warrants or shorten the term of the Warrants), or such lesser percentage constituting a quorum for this purpose under the Indenture, and passed by the affirmative vote of holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants represented at the meeting and voted on the poll on such resolution; or (ii) adopted by an instrument in writing signed by the holders of Warrants representing not less than 66 2/3% of the then outstanding Warrants.

        The Warrants may not be exercised by or on behalf of a U.S. person (a "U.S. Person"), as defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), a person in the United States or for the account or benefit of a U.S. Person or a person in the United States (each a "Restricted Person") unless registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or an exemption from such registration requirements is available. The Company does not intend to register the Warrants, or the common shares issuable upon exercise of the Warrants, in the United States. The Company and Trustee will not accept subscriptions for common shares pursuant to the exercise of Warrants from any holder of Warrants who does not certify that it is not a Restricted Person.

        Notwithstanding the foregoing, a Warrant may be exercised by or on behalf of Restricted Person if:

  (a)
  the Warrant is a U.S. Warrant (as defined in the Indenture) and is exercised by an Initial U.S. Holder (as defined in the Indenture);

  (b)
  the Warrant is a U.S. Warrant and the holder delivers a letter in the form of Schedule B to the Indenture to the Trustee; or

  (c)
  the holder delivers to the Trustee a written opinion of United States counsel reasonably acceptable to the Company to the effect that either the Warrants and the common shares have been registered under the U.S. Securities Act or, that upon exercise of the Warrants, the common shares may be issued to the holder without registration under the U.S. Securities Act and any applicable securities laws of any state of the United States.

        Warrants may not be transferred except under circumstances that will not result in a violation of the U.S. Securities Act, any applicable state securities laws or any applicable Canadian securities laws. Warrants may only be sold or transferred:

  (a)
  to the Company;

  (b)
  outside the United States in accordance with Regulation S under the U.S. Securities Act;

  (c)
  in the United States in compliance with the exemption from registration provided by Rule 144 under the U.S. Securities Act, if available, or in another transaction that does not require registration under the U.S. Securities Act; or

  (d)
  pursuant to an effective registration statement under the U.S. Securities Act.

DIVIDEND POLICY

        The Company's current policy is to pay quarterly dividends on its common shares. On March 15, 2013 and June 17, 2013, the Company paid a quarterly cash dividend of $0.22 per common share. Although the Company expects to continue paying a cash dividend, future dividends will be at the discretion of the board of directors of the Company and will be subject to factors such as the Company's earnings, financial condition and capital requirements. The Company's unsecured revolving bank credit facility contains a covenant that restricts the Company's ability to declare or pay dividends if certain events of default under such bank credit facility have occurred and are continuing.

 DESCRIPTION OF DEBT SECURITIES

General

        The Company may issue debt securities in one or more series under an indenture that it will enter into with one or more trustees that will be described in the Prospectus Supplement for such debt securities. The following summary describes certain general terms of the debt securities and certain provisions of the indenture, although it does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Prospectus Supplement relating to such debt securities, all of the provisions of the indenture. The terms of debt securities the Company offers may differ from the general information provided below. Prospective investors should rely only on information in the Prospectus Supplement if it is different from the following information.

        The Company may issue debt securities and incur additional indebtedness other than through the offering of debt securities pursuant to this prospectus.

        References to the "Company" in this description of debt securities mean Agnico Eagle Mines Limited but not any of its subsidiaries.

        The indenture will not limit the amount of debt securities the Company can issue under the indenture and will not limit the amount of other indebtedness the Company may incur. The Company may issue debt securities from time to time in separate series.

        The Prospectus Supplement for any series of debt securities the Company offers will describe the specific terms of such debt securities, which may include any of the following:

  •
  the designation of the debt securities;

  •
  any limit on the aggregate principal amount that may be issued in respect of the debt securities;

  •
  the percentage of the principal amount at which the debt securities will be issued;

  •
  the maturity date of the debt securities;

  •
  the ranking of the debt securities and whether payment on the debt securities will be senior or subordinated to its other liabilities and obligations;

  •
  the dates on which the Company may issue the debt securities and the date or dates on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable on a declaration of acceleration of maturity;

  •
  whether the debt securities will bear interest, the interest rate or the method of determining the interest rate, the date from which interest will accrue, the dates interest will be payable and the record dates for interest payments or the method for determining such dates;

  •
  the place or places the Company will pay interest and the place or places where debt securities can be presented for registration of transfer or exchange;

  •
  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities;

  •
  whether the Company has the option of redeeming or repurchasing the debt securities and the price applicable to any such redemption;

  •
  whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any mandatory sinking fund or other provisions, or at the option of a holder;

  •
  the denominations in which the Company will issue the debt securities;

  •
  the currency or currencies in which the debt securities are being sold and in which the principal of, and interest, premium or other amounts, if any, on, such debt securities will be payable and whether payments will be payable with reference to any index or formula;

  •
  whether the Company will issue the debt securities as global securities and, if so, the identity of the depositary for the global securities;

  •
  whether the Company will issue the debt securities as bearer securities or only in registered form;

  •
  changes or additions to events of default;

  •
  changes or additions to the provisions for defeasance described under "Defeasance" below;

  •
  special rights held by the holders of the debt securities if specified events occur;

  •
  restrictions on the transfer or exchange of the debt securities;

  •
  the terms for any conversion or exchange of the debt securities for any other securities;

  •
  provisions permitting or restricting the issuance of additional securities, the incurring of additional indebtedness and other material negative covenants;

  •
  provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities; and

  •
  any other terms of the debt securities.

        Unless stated otherwise in the applicable Prospectus Supplement, no holder will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or there is a change of control of the Company.

        The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe in the applicable Prospectus Supplement, any Canadian and United States federal income tax consequences and other special considerations.

        The Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of debt securities and issue additional debt securities of such series (unless the reopening was restricted when such series was created).

        Unless stated otherwise in the applicable Prospectus Supplement, the Company will issue debt securities only in fully registered form without coupons, in denominations of $1,000 and multiples of $1,000. In addition, all or a portion of the debt securities of any series may be issued in permanent registered global form which will be exchangeable for definitive debt securities only under certain conditions. The applicable Prospectus Supplement may indicate the denominations to be issued, the procedures for payment of interest and principal and other matters. No service charge will be made for any registration of transfer or exchange of the debt securities, but the Company may, in certain instances, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with these transactions.

Ranking

        The debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable Prospectus Supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable Prospectus Supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable Prospectus Supplement. The Company reserves the right to specify in a Prospectus Supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

Payment and Transfer

        Unless stated otherwise in the Prospectus Supplement, the Company will make payments of principal of (and premium, if any, on) debt securities of a particular series in the designated currency against surrender of the debt securities at the office of the paying agent the Company designates from time to time. Unless stated otherwise in the applicable Prospectus Supplement, the Company will make payment of any installment of interest on debt securities to the persons in whose names the debt securities are registered on the close of business on the day or days specified by the Company. Unless otherwise indicated in the applicable Prospectus Supplement, payments of interest will be made, at the Company's option:

  •
  at the corporate trust office of the paying agent that the Company designates from time to time;

  •
  by electronic funds transfer to an account that the holder designates from time to time; or

  •
  by cheque in the designated currency mailed to each holder at the relevant holder's registered address.

        Unless stated otherwise in the Prospectus Supplement, holders may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency the Company maintains, or causes to be maintained, for these purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

        The Company may issue debt securities of a series in the form of one or more global securities which will be deposited with a depositary, or its nominee, identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will also describe the exchange, registration and transfer rights relating to any global security.

Merger, Amalgamation or Consolidation

        The indenture will generally permit the Company to amalgamate or consolidate with or merge into any other person, and to transfer or dispose of substantially all of its assets, so long as (a) the resulting person (i) is the Company or (ii) is a Canadian or U.S. entity and assumes the Company's obligations regarding the debt securities and under the indenture, and (b) immediately after giving effect to the transaction, no default or event of default under the indenture shall have occurred and be continuing.

        If the resulting person assumes the Company's obligations, subject to certain exceptions, the Company will be relieved of those obligations.

Events of Default

        When the Company uses the term "event of default" in the indenture, it will mean, in respect of a series of debt securities:

  •
  the Company fails to pay principal or any premium on any debt security of that series when it is due;

  •
  the Company fails to pay interest on any debt security of that series for 30 days after the date when it is due;

  •
  the Company fails to comply with any of its other agreements relating to the debt securities or the indenture for 60 days after written notice by the trustee or by holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding;

  •
  certain events involving its bankruptcy, insolvency or reorganization; and

  •
  any other event of default provided for with respect to that series of debt securities.

        The Prospectus Supplement for a series of debt securities may include additional events of default or changes to the events of default described above. The trustee will give notice within a reasonable time (not exceeding 30 days) to the holders of debt securities of any default unless it determines in good faith the withholding of such notice is in the best interests of the holders, collectively, and so advises the Company in writing.

        A default under one series of debt securities will not necessarily be a default under another series.

        If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series may require the Company to repay immediately:

  •
  the aggregate unpaid principal amount of the debt securities of the series; or

  •
  if the debt securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

        If an event of default relates to events involving the Company's or a material subsidiary's bankruptcy, insolvency or reorganization, the aggregate unpaid principal amount of all debt securities will become immediately due and payable without any action by the trustee or any holder. In either case, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of the affected series can rescind the accelerated payment requirement.

        Other than its duties in case of a default, the trustee will not be obligated to exercise any of its rights or powers under the indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnity, the holders of a majority in principal amount of any series of debt securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred on the trustee, for any series of debt securities.

        The Company will be required to furnish to the trustee a statement annually as to its compliance with all conditions and covenants under the indenture and, if the Company is not in compliance, it must specify any defaults.

Defeasance

        When the Company uses the term "defeasance", it means that the Company is deemed to have paid and discharged the entire indebtedness represented by all debt securities of a particular series then outstanding and to have satisfied all its other obligations with respect to such series. If the Company deposits with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of a series, then at its option:

  •
  the Company will be discharged from its obligations with respect to the debt securities of that series; or

  •
  the Company will no longer be under any obligation to comply with certain restrictive covenants under the indenture, and certain events of default will no longer apply to the Company.

        If this happens, the holders of the debt securities of the affected series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of the debt securities and the replacement of lost, stolen or mutilated debt securities. These holders may look only to the deposited fund for payment on their debt securities.

        Unless stated otherwise in the Prospectus Supplement, in order to exercise its defeasance option, the Company will be required to deliver to the trustee an opinion of counsel to the effect that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for Canadian federal or Canadian provincial (and any other jurisdiction specified for this purpose in the Prospectus Supplement) income tax purposes. The Company also will be required to deliver a certificate of an officer of the Company and an opinion of counsel, each stating that all of the conditions precedent provided for relating to defeasance have been satisfied. In addition, other conditions will be required to be met before the Company may exercise its defeasance option.

Modification and Waiver

        The Company may modify the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. However, without the consent of each holder affected, no modification may:

  •
  reduce the percentage of the unpaid principal amount of any series whose holders must consent to any amendment or waiver under the indenture or which may otherwise require notice, information or action or effect any action, or modify the provisions in the indenture relating to amendment or waiver;

  •
  reduce the amount of, or change the currency of payment of, or delay the time of, any payments (whether of principal, premium, interest or otherwise) to be made to the holders of debt securities of any series;

  •
  change the definition of or the manner of calculating amounts (including any change in the applicable rate or rates of interest) to which any holder of debt securities of any series is entitled under the indenture;

  •
  make any change that adversely affects the redemption, conversion or exchange rights of holders of debt securities of any series;

  •
  make any change that would result in the issuer being required to make any deduction or withholding from payments to be made to holders of debt securities of any series; or

  •
  impair the right of holders to institute a suit to enforce their rights to payment.

        The holders of a majority in principal amount of outstanding debt securities of any series may on behalf of the holders of all outstanding debt securities of that series waive, only insofar as that series is concerned, any prospective or existing defaults under the indenture and the Company's compliance with certain restrictive provisions of the indenture. However, these holders may not waive a default in any payment on any debt security or compliance with a provision that cannot be modified without the consent of each holder affected.

        The Company may modify the indenture without the consent of the holders to:

  •
  cure any ambiguity, defect or inconsistency, provided, however, that the amendment to cure any ambiguity, defect or inconsistency does not adversely affect the rights of any holder;

  •
  provide for the assumption by a successor of the Company's obligations under the indenture;

  •
  give effect to certain directions of the holders;

  •
  provide for uncertificated debt securities in addition to or in place of certificated debt securities, as long as those uncertificated debt securities are in registered form for United States federal income tax purposes;

  •
  make any change to maintain the qualification of the indenture under the United States Trust Indenture Act of 1939, as amended, or to comply with applicable laws;

  •
  change or eliminate any provisions of the indenture provided that there are no debt securities outstanding under the indenture at the time when such change or elimination takes effect;

  •
  add to the Company's covenants or the Company's obligations under the indenture or surrender any right, power or option conferred upon the Company by the indenture; or

  •
  make any other change that would not adversely affect the rights of holders.

The Trustee

        The trustee under the indenture or its affiliates may provide banking and other services to the Company in the ordinary course of its business.

        The indenture will contain certain limitations on the rights of the trustee, as long as it or any of its affiliates remain the Company's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with the Company. If a material conflict of interest arises with respect to the trustee, the trustee shall, within 90 days of ascertaining that the conflict exists, either eliminate the conflict or resign.

Governing Law

        Unless stated otherwise in the Prospectus Supplement, the indenture and the debt securities will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in such Province.

DESCRIPTION OF WARRANTS

        The Company may issue warrants to purchase debt securities or common shares. The Company may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. The Company will not offer warrants for sale separately to any member of the public in Canada unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless a Prospectus Supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces of Canada where the warrants will be offered for sale. Unless the Prospectus Supplement otherwise indicates, warrants will be issued under, and governed by the terms of, one or more indentures that the Company will enter into with a warrant trustee or trustees that will be named in the Prospectus Supplement.

        The following sets forth certain general terms and provisions of the warrants offered under this prospectus. The specific terms of the warrants, and the extent to which the general terms described in this section apply to these warrants, will be set out in the applicable Prospectus Supplement.

        The Prospectus Supplement relating to any warrants the Company offers will describe the warrants and include specific terms relating to the offering. The Prospectus Supplement will include some or all of the following:

  •
  the designation and aggregate number of warrants offered;

  •
  the currency or currencies in which the warrants will be offered;

  •
  the designation, number and terms of the common shares or debt securities purchasable on exercise of the warrants, and procedures that will result in the adjustment of those numbers;

  •
  the exercise price of the warrants;

  •
  the dates or periods on, after or during which the warrants are exercisable;

  •
  the designation and terms of any securities with which the warrants are issued;

  •
  if the warrants are issued as a unit with another security, the date on and after which the warrants and the other security will be separately transferable;

  •
  any minimum or maximum amount of warrants that may be exercised at any one time;

  •
  any terms, procedures and limitations relating to the transferability, exchange or exercise of the warrants;

  •
  whether the warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

  •
  provisions as to modification, amendment or variation of the warrant indenture or any rights or terms attaching to the warrants;

  •
  material Canadian and United States tax consequences of owning the warrants; and

  •
  any other material terms, preferences, rights or limitations of, or restrictions on, the warrants.

        Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities for which the warrants are exercisable.

        The Company may amend the warrant indenture(s) and the warrants, without the consent of the holders of the warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding warrants, as a group.

PLAN OF DISTRIBUTION

        The Company may offer and sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set out the terms of the offering, including:

  •
  the name or names of any underwriters or agents;

  •
  the purchase price or prices, and form of consideration for, the Securities;

  •
  the proceeds to the Company from the sale of the Securities;

  •
  any underwriting discounts or commissions and other items constituting underwriters' compensation;

  •
  any delayed delivery arrangements; and

  •
  any securities exchanges on which the Securities may be listed.

        A Prospectus Supplement may also provide that the Securities sold thereunder will be "flow-through" securities.

        The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The price at which the Securities may be offered may vary as between purchasers and during the distribution period. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

        Underwriters, dealers and agents that participate in the distribution of the Securities may be entitled under one or more agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and U.S. securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

        Except as set out in a Prospectus Supplement relating to a particular offering of Securities in connection with any offering of Securities, the underwriters or dealers, as the case may be, may over-allot or effect transactions intended to fix or stabilize the market price of the Securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

EXPERTS

        Information relating to the Company's mineral properties in this prospectus and the documents incorporated by reference herein has been prepared or supervised by, or is derived from reports prepared or supervised by, Daniel Doucet, P.Eng., and has been included in reliance on such persons' expertise. Mr. Doucet has not received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. Both as at the date hereof and as at the date Mr. Doucet prepared or supervised the preparation of information relating to the Company's mineral properties contained in this prospectus or incorporated by reference herein, Mr. Doucet beneficially owned, directly or indirectly, less than one percent of the securities of the Company. Mr. Doucet is currently employed by the Company as the Corporate Director, Reserve Development.

        The auditors of the Company are Ernst & Young LLP, Chartered Accountants, of Toronto, Ontario. Ernst & Young LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board. Ernst & Young LLP is registered with the Public Company Accounting Oversight Board. The audited consolidated financial statements of the Company as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012 have been audited by Ernst & Young LLP as set forth in their reports thereon and are incorporated by reference herein in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

        Certain legal matters in connection with the Securities offered hereby will be passed on for the Company by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and New York, New York. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than one percent of any securities of the Company or any associate or affiliate of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

        The auditors of the Company are Ernst & Young LLP of Toronto, Ontario. The registrar and transfer agent for the Company's common shares is Computershare Trust Company of Canada through its offices at 100 University Avenue, Toronto, Ontario M5J 2Y1.

EXEMPTIONS

        Concurrently with the filing of this prospectus, the Company is applying to the Ontario Securities Commission, as principal regulator, for an order exempting the Company from the requirement under Sections 11.1(1)1 and 11.2 of Form 44-101F1 Short Form Prospectus to include in the documents incorporated by reference in this prospectus the documents filed by Agnico Eagle as exhibits to any Annual Report on Form 20-F (or any amendment thereto) that is incorporated by reference into this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus:

  (a)
  the Company's annual information form for the year ended December 31, 2012 consisting of the Form 20-F, excluding the exhibits set out in Item 19 thereof;

  (b)
  the audited consolidated financial statements of the Company, including the notes thereto, as at December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012 together with the auditors' report thereon dated March 26, 2013, filed on SEDAR on March 28, 2013;

  (c)
  management's discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2012, filed on SEDAR on March 28, 2013;

  (d)
  the management information circular prepared in connection with the Company's annual and special meeting of shareholders held on April 26, 2013, filed on SEDAR on March 28, 2013; and

  (e)
  the unaudited consolidated financial statements of the Company as at March 31, 2013 and for the three months ended March 31, 2013 and 2012 and related management's discussion and analysis of financial condition and results of operations of the Company for the three months ended March 31, 2013 and 2012, filed on SEDAR on May 10, 2013.

        All documents of the type referred to above (and, in the case of an annual information form consisting of an Annual Report on Form 20-F (and any amendment thereto), excluding the exhibits set out in Item 19 thereof), and any material change report (excluding confidential material change reports) and business acquisition report, filed by the Company with any securities commission or similar regulatory authority in Canada subsequent to the date of this prospectus and prior to the termination of any distribution under this prospectus shall be deemed to be incorporated by reference into this prospectus.

        To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 20-F (excluding the exhibits set out in Item 19 thereof) or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. In addition, the Company may incorporate by reference into this prospectus documents that it files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934 (the "Exchange Act") if and to the extent expressly provided therein.

        Upon a new annual information form and the related annual audited consolidated financial statements being filed by the Company with, and where required, accepted by, the Canadian Securities Administrators during the currency of this prospectus, the previous annual information form, the previous annual audited consolidated financial statements and all interim unaudited financial statements (including management's discussion of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Company's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in this prospectus for purposes of future offers and sales of Securities hereunder.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada and the SEC. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary, Agnico Eagle Mines Limited, 145 King Street East, Suite 400, Toronto, Ontario, Canada M5C 2Y7 (telephone (416) 947-1212), and are also available electronically at www.sedar.com and www.sec.gov.

        A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this prospectus and shall be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of the offering of the Securities covered by that Prospectus Supplement.

AVAILABLE INFORMATION

        The Company has filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act with respect to the securities offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the securities offered in this prospectus, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed and exhibits to the registration statement. Each such statement is qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports and other information with the SEC. Under a multijurisdictional disclosure system adopted by the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Company is exempt from the rules under Section 14 of the Exchange Act prescribing the furnishing and content of proxy statements, and the Company's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Under the Exchange Act, the Company is not required to publish financial statements as frequently or as promptly as U.S. companies. Any information filed with the SEC can be read and copied at prescribed rates at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330 or by accessing its website at www.sec.gov. Some of the documents the Company files with or furnishes to the SEC are electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym "EDGAR", and may be accessed at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

        The Company is incorporated under the laws of the Province of Ontario, Canada. The majority of the Company's directors and officers and the experts named in this prospectus are residents of Canada. Also, almost all of the Company's assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Company or these persons. The Company's Canadian counsel has advised the Company that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot provide assurance that this will be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon the civil liability provisions of U.S. federal securities laws.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

        In an offering of warrants or convertible debt securities, investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial securities legislation, to the price at which the warrants or convertible debt securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces, if the purchaser pays additional amounts upon exercise or conversion of the security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed, or will be filed, with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consent of Ernst & Young LLP; consent of Daniel Doucet; the powers of attorney from the Company's directors and officers; and the form of indenture relating to the debt securities that may be issued under this prospectus.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the Business Corporation Act (Ontario), the Registrant may indemnify a present or former director or officer or person who acts or acted at the Registrant's request as a director or officer of another corporation of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his being or having been a director or officer of the Registrant or such other corporation on condition that (i) the director or officer acted honestly and in good faith with a view to the best interests of the Registrant and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Further, the Registrant may, with court approval, indemnify a person described above in respect of an action by or on behalf of the Registrant to procure a judgment in its favor, to which the person is made a party by reason of being or having been a director or an officer of the Registrant, against all costs, charges and expenses reasonably incurred by the person in connection with such action if he or she fulfils conditions (i) and (ii) above. A director is entitled to indemnification from the Registrant as a matter of right if he was substantially successful on the merits in his defense and fulfilled conditions (i) and (ii) above.

        In accordance with the Business Corporation Act (Ontario), the by-laws of the Registrant indemnify a director or officer, a former director or officer, or a person who acts or acted at a Registrant's request as a director or officer of a corporation in which the Registrant is or was a shareholder or creditor against any and all losses and expenses reasonably incurred by him in respect of any civil, criminal, administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the Registrant or other corporation if he acted honestly and in good faith with a view to the best interests of the Registrant, or, in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the by-laws of the Registrant and the Business Corporation Act (Ontario).

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

II-1

EXHIBITS

        The following exhibits have been filed as part of the Registration Statement:

Exhibit No.	Description
4.1	Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2013, as amended by the Registrant's Annual Report on Form 20-F/A filed with the Commission on April 2, 2013 (the "2012 Annual Report") (File no. 001-13422), excluding the exhibits set out in Item 19 thereof
4.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012, together with the auditors' report thereon dated March 26, 2013, incorporated herein by reference to the 2012 Annual Report (File no. 001-13422)
4.3
Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2012, incorporated herein by reference to the 2012 Annual Report (File no. 001-13422)
4.4
Management Information Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 26, 2013, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 28, 2013 (File no. 001-13422)
4.5
Unaudited consolidated financial statements of the Registrant as at March 31, 2013 and for the three months ended March 31, 2013 and 2012 and related management's discussion and analysis of results of operations of the Registrant for the three months ended March 31, 2013 and 2012, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on May 10, 2013 (File no. 001-13422)
5.1	Consent of Daniel Doucet*
5.6	Consent of Ernst & Young LLP**
6.1	Powers of Attorney, included on the signature page of this Registration Statement
7.1
Form of Indenture, incorporated herein by reference to Exhibit 7.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F-10 filed with the Commission on November 8, 2002 (File no. 333-100902)

*
To be filed by amendment

**
Filed herewith

II-2

 PART III

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertaking

        The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.    Consent to Service of Process

  (a)
  Concurrently with the filing of this Form F-10, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the Registrant's agent for service of process shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of this Registration Statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Toronto, Province of Ontario, Country of Canada, on June 28, 2013.

AGNICO EAGLE MINES LIMITED
By:	/s/ DAVID SMITH Name: David Smith Title: Senior Vice-President, Finance and Chief Financial Officer

        Each person whose signature appears below constitutes and appoints Sean Boyd, David Smith, Mel Leiderman and Bernard Kraft, and each of them, any of whom may act without the joinder of the others, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the U.S. Securities and Exchange Commission, and hereby grants to said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated on June 28, 2013.

Name	Title
/s/ SEAN BOYD Sean Boyd	Vice-Chairman, President and Chief Executive Officer (Principal Executive Officer)
/s/ DAVID SMITH David Smith	Senior Vice-President, Finance and Chief Financial Officer (Principal Financial Officer)
/s/ MATHEW COOK Mathew Cook	Vice-President, Controller (Principal Accounting Officer)
/s/ JAMES D. NASSO James D. Nasso	Chairman of the Board
/s/ LEANNE M. BAKER Leanne M. Baker	Director
/s/ DOUGLAS R. BEAUMONT Douglas R. Beaumont	Director
/s/ BERNARD KRAFT Bernard Kraft	Director
/s/ MEL LEIDERMAN Mel Leiderman	Director
/s/ HOWARD R. STOCKFORD Howard R. Stockford	Director
/s/ PERTTI VOUTILAINEN Pertti Voutilainen	Director
/s/ J. MERFYN ROBERTS J. Merfyn Roberts	Director
/s/ MARTINE A. CELEJ Martine A. Celej	Director
/s/ ROBERT J. GEMMELL Robert J. Gemmell	Director
/s/ SEAN RILEY Sean Riley	Director
/s/ CLIFFORD J. DAVIS Clifford J. Davis	Director

 AUTHORIZED REPRESENTATIVE

        Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Agnico Eagle Mines Limited in the United States, on this 28th day of June, 2013.

/s/ LEANNE M. BAKER Leanne M. Baker Director

 EXHIBIT INDEX

Exhibit No.	Description
4.1	Registrant's Annual Information Form, consisting of the Registrant's Annual Report on Form 20-F for the fiscal year ended December 31, 2012, incorporated herein by reference to the Registrant's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "Commission") on March 28, 2013 (File no. 001-13422), as amended by the Registrant's Annual Report on Form 20-F/A filed with the Commission on April 2, 2013 (the "2012 Annual Report") (File no. 001-13422), excluding the exhibits set out in Item 19 thereof
4.2
Audited consolidated financial statements of the Registrant, including the notes thereto, as at December 31, 2012 and 2011 and for each of the years in the three-year period ended December 31, 2012, together with the auditors' report thereon dated March 26, 2013, incorporated herein by reference to the 2012 Annual Report (File no. 001-13422)
4.3
Management's discussion and analysis of financial condition and results of operation of the Registrant for the year ended December 31, 2012, incorporated herein by reference to the 2012 Annual Report (File no. 001-13422)
4.4
Management Proxy Circular prepared in connection with the Registrant's annual and special meeting of shareholders on April 26, 2013, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on March 28, 2013 (File no. 001-13422)
4.5
Unaudited consolidated financial statements of the Registrant as at March 31, 2013 and for the three months ended March 31, 2013 and 2012 and related management's discussion and analysis of results of operations of the Registrant for the three months ended March 31, 2013 and 2012, incorporated herein by reference to the Registrant's Report on Form 6-K furnished to the Commission on May 10, 2013 (File no. 001-13422)
5.1	Consent of Daniel Doucet*
5.2	Consent of Ernst & Young LLP**
6.1	Powers of Attorney, included on the signature page of this Registration Statement
7.1
Form of Indenture, incorporated herein by reference to Exhibit 7.1 to Amendment No. 1 to the Registrant's Registration Statement on Form F-10 filed with the Commission on November 8, 2002 (File no. 333-100902)

*
To be filed by amendment

**
Filed herewith

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
PROSPECTUS SUMMARY
The Company
Recent Developments
FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE COMPANY
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
PRIOR SALES
TRADING PRICE AND VOLUME OF COMMON SHARES AND WARRANTS
EARNINGS COVERAGE
DESCRIPTION OF SHARE CAPITAL
DIVIDEND POLICY
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
EXPERTS
LEGAL MATTERS
AUDITORS, TRANSFER AGENT AND REGISTRAR
EXEMPTIONS
DOCUMENTS INCORPORATED BY REFERENCE
AVAILABLE INFORMATION
ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
PART III UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertaking
  Item 2. Consent to Service of Process
SIGNATURES
AUTHORIZED REPRESENTATIVE
EXHIBIT INDEX